Exhibit 21.1

Principal Subsidiaries and Variable Interest Entity of the Registrant

Subsidiary	Place of Incorporation
Spark Education (Hongkong) Limited	Hong Kong

Beijing Spark Education and Technology Co., Ltd.	PRC

Chengdu Spark Education and Technology Co., Ltd.	PRC

Chengdu Juli Education Consulting Co., Ltd.	PRC

Tianjin Spark Education and Technology Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Beijing Xingengyuan Technology Ltd.	PRC